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September 29, 2010

BY EDGAR

Mark C. Shannon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Yamana Gold Inc. Form 40-F for Fiscal Year Ended December 31, 2009 Filed April 1, 2010 File No. 001-31880

Dear Mr. Shannon:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated September 16, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Form 40-F for Fiscal Year Ended December 31, 2009

Exhibit 99.3 — Consolidated Financial Statements

Note 26(a) — Fair Value of Financial Instruments

Normal Gold Sales Contracts and Metal Concentrate Sales Contracts, page 33

1.                                      We have considered your response to prior comment two and note your proposal to modify the second paragraph under the caption “Normal Gold Sales Contracts and Metal Concentrate Sales Contracts” on page 33 of Exhibit 99.3 to the Form 40-F to include the word ‘forward’ when describing the price for which metal concentrate sales are based.  However, we note the next sentence of this disclosure continues to make reference to monthly adjustments based on spot prices.  Please clarify your response accordingly or otherwise advise.

Response:

As confirmed in our response to prior comment two, it is the Company’s current practice to recognize metal concentrate sales based on forward market prices.  To reflect the aforementioned practice, in its future filings with the Commission, including its annual report on Form 40-F for the Year Ended December 31, 2010, the Company will revise the relevant disclosure as follows:

“Metal concentrate sales are based on forward market prices as of measurement date, which are two or three months after shipment depending on the terms of the off-take agreements.  The sales are measured initially and then adjusted on the basis of forward prices quoted on the LME or COMEX, until measurement date.”

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-360-5134 or to my colleague Christian Kurtz at 416-360-2954.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

Enclosures

cc:	James Giugliano
Jennifer O’Brien
Securities and Exchange Commission

Peter Marrone
Sofia Tsakos
Yamana Gold Inc.

Christian Kurtz
Shearman & Sterling LLP